Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 2, 2025

VIA EDGAR TRANSMISSION

Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 12, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the TH GARP Global Rising Leaders ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Cover Page

1.	Please supplementally confirm that the prospectus cover will be updated to include the exchange upon which shares will trade by the prospectus effective date.

Response: The Trust responds supplementally by confirming that the prospectus cover will be updated accordingly.

Fees and Expenses

2.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. Also, supplementally confirm that the Fund’s expenses are not subject to any reimbursement arrangement, or alternatively, reflect the arrangement in a footnote to the fee table, and present the excluded expenses in the fee table’s other expenses line, if greater than 1 bps.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust responds supplementally by confirming that the Fund will initially not be subject to a fee waiver or expense reimbursement arrangement.

3.	With respect to footnote 1 to the fee table, will the Adviser waive its management fee when investing in affiliated underlying funds? If not, disclose conflicts that the Adviser has relating to such investment choices. Also, where it references dividends and other expenses on securities should short, if appropriate please break that expense out as a sub line-item for Other Expenses or explain why it does not need to be.

Response: The Trust responds supplementally by confirming that the Fund’s principal investment strategies do not involve investing in affiliated underlying funds or engaging in short sale activities. Accordingly, no revisions have been made in response to this comment.

4.	With respect to the Example, please state that the numbers only reflect reimbursed or waived expenses for the first year, or supplementally, confirm the expenses reflect related reimbursements only for the contractual waiver period.

Response: The Trust responds by referring the Staff to its response to comment 2 above where the Trust confirms that the Fund will initially not be subject a fee waiver or expense reimbursement arrangement.

Principal Investment Strategies

5.	Please revise to more clearly identify the Fund’s investment universe.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

6.	Where it states that the Fund’s strategy seeks a combination of “consistent revenue growth, rising free cash flow, and reasonable valuations,” please revise to clarify the meaning of consistent, rising and reasonable, in objective terms, and indicate the time periods involved. Is this on an absolute basis or relative to industry peers or prior periods? Revise to disclose.

Response: Appropriate revisions have been made to the Item 9 section of the prospectus as presented in the revised disclosure provided to the Staff under separate cover.

7.	Regarding the first set of bullets on page 2, please provide some understanding of how the Sub-Adviser weights the stated criteria and indicate the relevance, if any, of capitalization size.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

8.	Regarding the sentence stating that “[t]he Sub-Adviser may also seek to actively engage with portfolio companies’ management, both before and after the Fund invests in such companies, to propose and recommend actions to improve their operations and growth,” in item 9, please explain the Sub-Adviser’s active engagement strategy in greater detail. How will the Sub-Adviser factor the company’s response to such engagement into decisions whether to keep or sell a portfolio constituent.

Response: Appropriate revisions have been made to the Item 9 section as presented in the revised disclosure provided to the Staff under separate cover.

9.	Regarding the “Investment Process for Bonds” section, what is the Sub-Adviser’s anticipated percentage allocation of equities versus bonds? Please disclose any minimum or maximum range parameters. Clarify what the Sub-adviser views as shorter maturities for this purpose.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

10.	Regarding the “Technical Analysis” section, does technical analysis mean that the Fund uses proprietary or third party predictive algorithms and data charting tools? If so, state this directly and indicate whether they are proprietary or purchased services.

Response: The Trust responds supplementally by confirming that the Fund’s strategy does not involve the use of any third-party or proprietary predictive algorithms.

11.	It states that Fund’s investments in any one sector may exceed 25% of its assets, and it is anticipated that the Fund will have such overweight exposure to the financials and technology sectors. If the Fund will concentrate its assets in any industry, state this directly, explain what concentration means, and include corresponding risk disclosure specific to concentration rather than just sector.

Response: The Trust responds supplementally by stating that the Fund has adopted a fundamental policy, as disclosed in the SAI, to not concentrate in any industry.

12.	Supplementally provide details related to the Fund’s anticipated India investments. Specifically, tell us about the Sub-Adviser’s experience and expertise with investing in India and whether it has resources there. Depending on the response the Staff may seek further disclosure.

Response: The Trust responds supplementally by stating that the Fund’s sub-adviser includes personnel that have experience managing investment portfolios, and conducting related research, of India companies. This includes Mr. Vivek Subramanyam, who is the Chief Investment Officer of the sub-adviser. Mr. Subramanyam has over 24 years of experience in investment banking and equity investing. He is also the founder and CEO of Technology Holdings, a global M&A and private equity advisory firm with investment banking and investment experience across the Americas, Europe and Asia-Pacific. Additional members of the sub-adviser’s research team include.

●	Suyog Kulkarni, CFA, has over 14 years of equity research and institutional sell side experience in Indian and global markets.
●	Monil Shah has over 14 years of experience conducting technical analysis in Indian and global markets.
●	Aditya Tikekar has over 9 years of experience conducting equity research in Indian and global markets.
●	Alex Luthringer has over 8 years of experience conducting equity research and credit research in US and global market.

Suyog Kulkarni, Monil Shah and Aditya Tikekar are each based out of India.

13.	Please clarify the percentage of assets the Fund may tactically allocate to cash, treasuries or money market instruments in circumstances that do not fall within the temporary defensive positions described in Form N-1A.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

14.	In the “Holdings” section or in Item 9, describe the Fund’s use of derivatives in greater detail.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

15.	Please rewrite the last paragraph before the “Principal Investment Risks” section in plain English. Tell investors why, as a practical matter, all the acronyms are relevant to the share value and the investors interests overall. Currently this is not clear from the disclosure provided.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

Principal Investment Risks

16.	With respect to “Management Risk,” please directly discuss the role of human error by individual portfolio managers. Specifically, the portfolio managers may make poor choices and incorrect decisions. They may also rely on poorly chosen, ineffective investment techniques, and risk analyses, or apply poor judgement to otherwise effective investment and analysis methods.

Response: Appropriate revisions have been made as presented in the revised disclosure provided to the Staff under separate cover.

Additional Information About the Fund

17.	The strategy disclosure in this section is limited. Please realign the item 9 strategy disclosures with the applicable requirements of Form N-1A. Incorporate responses to item 4 in the revised item 9 strategy.

Response: Revisions have been made to the Item 9 section as presented in the revised disclosure provided to the Staff under separate cover, which serve to provide additional detail that is not included in the Item 4 disclosure.

18.	Please confirm supplementally that the Fund will ensure consistency with the names rule in the event of a change in the policy.

Response: The Trust confirms supplementally that the Fund will ensure consistency with the names rule in the event of a change in the policy.

STATEMENT OF ADDITIONAL INFORMATION

19.	There are several references to “The Companies Act, 2013.” Is this a defined term or the full name? Revise as necessary.

Response: The Trust will revise such references to reflect “The Companies Act 2013 (No. 18 of 2013).”

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal Services

Tidal Investments LLC

Appendix A

TH GARP Global Rising Leaders ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240